SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Global Sources Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

S. Nicholas Walker

Praia do Flamengo 278

Flamengo, Rio de Janeiro, Brazil

(818) 813-8413

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101

1.	Names of Reporting Persons S. Nicholas Walker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power 2,434,649 (See Item 5).
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,434,649 (See Item 5).
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,434,649 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 10.05%(1) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 24,222,272 shares of common stock of the Issuer outstanding as of February 28, 2017, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

CUSIP No. G 39300 101

1.	Names of Reporting Persons York Lion, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power 2,434,649 (See Item 5).
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,434,649 (See Item 5).
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,434,649 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 10.05%(1) (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 24,222,272 shares of common stock of the Issuer outstanding as of February 28, 2017, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

CUSIP No. G 39300 101

1.	Names of Reporting Persons York GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power 2,434,649 (See Item 5).
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,434,649 (See Item 5).
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,434,649 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 10.05%(1) (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 24,222,272 shares of common stock of the Issuer outstanding as of February 28, 2017, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on October 3, 2016 (as amended by Amendment No. 1, hereinafter, the “Schedule 13D”) by (i) York Lion, L.P., a Cayman Islands limited partnership (“York Lion”), (ii) York GP, Ltd., a Cayman Islands limited company (“York GP”), and (iii) S. Nicholas Walker, a citizen of the United Kingdom (together with York Lion and York GP, the “Reporting Persons”) relating to the common stock, $0.01 par value per share, of Global Sources Ltd. (the “Issuer”), a Bermuda corporation with principal offices located at Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda.

Capitalized terms used but not defined in this Amendment No. 1 shall have the meaning set forth in the Schedule 13D.

This Amendment No. 1 amends the Schedule 13D filed on October 3, 2016 with the United States Securities and Exchange Commission (the “SEC”), as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of the Schedule 13D by the Reporting Persons on October 3, 2016 reporting on the acquisition of 2,150,149 shares of the common stock of the Issuer, the Reporting Persons have acquired an additional 284,500 shares of common stock of the Issuer (the “Additional Shares”). The gross investment cost (including commissions) to acquire the Additional Shares was $2,537,695. The source of these funds was the working capital of York Lion.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of common stock of the Issuer reported owned by each Reporting Person is based on 24,222,272 shares of common stock of the Issuer outstanding as of February 28, 2017, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

York Lion beneficially owns 2,434,649 shares of common stock of the Issuer, constituting 10.05% of the outstanding shares of common stock of the Issuer. York GP may be deemed to beneficially own 2,434,649 shares of common stock of the Issuer, constituting 10.05% of the outstanding shares of common stock of the Issuer, by reason of its position as general partner of York Lion. Except to the extent of its position as general partner of York Lion, York GP disclaims beneficial ownership of such shares. Mr. Walker may be deemed to beneficially own 2,434,649 shares of common stock of the Issuer, constituting 10.05% of the outstanding shares of common stock of the Issuer, by reason of his position as the Managing Director of York GP (the general partner of York Lion). Mr. Walker owns a 9.90% interest in York Lion and Mr. Walker’s IRA owns a 0.88% interest in York Lion. Mr. Walker is also a beneficiary of a trust which owns a 21.34% interest in York Lion. Except to the extent of his position as Managing Director of York GP (the general partner of York Lion) and his interest in York Lion and said IRA and said trust, Mr. Walker disclaims beneficial ownership of the shares of the Issuer beneficially owned by York Lion.

(b) York Lion has sole voting and dispositive power with respect to the 2,434,649 shares of common stock of the Issuer beneficially owned by York Lion. By reason of its position as the general partner of York Lion, York GP may be deemed to have sole voting and dispositive power with respect to the 2,434,649 shares of common stock of the Issuer beneficially owned by York Lion. Mr. Walker may be deemed to have sole voting and dispositive power with respect to the 2,434,649 shares of common stock of the Issuer beneficially owned by York Lion by reason of his position as Managing Director of York GP.

(c) Schedule B annexed hereto lists all transactions in the Issuer’s shares of common stock during the last sixty (60) days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons, each of which was effected in the open market. To the knowledge of the Reporting Persons, no person listed on Schedule A to the Schedule 13D has effected a transaction in the Issuer’s shares of common stock in the last sixty (60) days.

(d) No person (including persons listed on Schedule A to the Schedule 13D) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of common stock of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A to this Schedule 13D.

(e) Not applicable.

Item 7.	Material Filed as Exhibits.

1. Joint Filing Agreement.*

2. Power of Attorney of S. Nicholas Walker.*

3. Power of Attorney of York Lion, L.P.*

4. Power of Attorney of York GP, Ltd.*

[Signature page follows.]

*	Previously filed with the Schedule 13D filed with the SEC on October 3, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Amendment No 1 to Schedule 13D is true, complete and correct.

Dated: May 8, 2017

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

YORK LION, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Schedule B

TRANSACTIONS BY REPORTING PERSONS

IN SHARES OF COMMON STOCK OF THE ISSUER WITHIN THE PAST 60 DAYS

The following is a list of transactions in the Issuer’s common stock by York Lion during the past sixty (60) days, all of which were stock purchases effected on the NASDAQ Global Securities Market. Other than York Lion, none of the Reporting Persons effected any transactions in the Issuer’s common stock during such period. The price per share excludes commissions.

Shares Purchased	Price Per Share	Date of Purchase
500	$8.85000	03/03/17
500	$8.95000	03/06/17
500	$8.89070	03/07/17
600	$8.86670	03/08/17
500	$8.70310	03/09/17
4,000	$8.63230	03/10/17
3,000	$8.66550	03/13/17
10,000	$8.70770	03/14/17
15,000	$8.65550	03/15/17
8,000	$8.61810	03/16/17
12,000	$8.71780	03/17/17
2,000	$8.33970	04/03/17
2,000	$8.44130	04/04/17
4,000	$8.72670	04/05/17
2,200	$8.70340	04/06/17
1,300	$8.78850	04/07/17
1,100	$8.80000	04/12/17
1,500	$8.80000	04/13/17
200	$8.80000	04/17/17
2,000	$9.05100	04/21/17
5,500	$9.02040	04/24/17
3,000	$9.03670	04/25/17
4,500	$9.16440	04/26/17
4,000	$9.20000	04/27/17
4,000	$9.20000	04/28/17
1,000	$9.66850	05/01/17
6,000	$9.69140	05/01/17
9,000	$9.82060	05/02/17
6,000	$9.93830	05/03/17
6,000	$9.84420	05/04/17
18,600	$9.92550	05/05/17

EXHIBIT INDEX

1. Joint Filing Agreement.**

2. Power of Attorney of S. Nicholas Walker.**

3. Power of Attorney of York Lion, L.P.**

4. Power of Attorney of York GP, Ltd.**

**	Filed with the Schedule 13D filed with the SEC on October 3, 2016.